Issuer Free Writing Prospectus	Filed Pursuant to Rule 433 Registration No. 333-150290 September 13, 2010

Amgen Inc.

TERM SHEET

Dated September 13, 2010

$900,000,000 3.45% Senior Notes due 2020

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated September 13, 2010, and the accompanying prospectus (including the documents incorporated by reference in the accompanying prospectus) relating to these securities.

Issuer:	Amgen Inc.
Ranking:	Senior Unsecured
Size:	$900,000,000
Maturity Date:	October 1, 2020
Coupon:	3.45%
Price to Public:	99.629%, plus accrued interest from September 16, 2010 if settlement occurs after such date
Yield to Maturity:	3.494%
Treasury Benchmark:	2.625% due August 15, 2020
Spread to Benchmark:	T+77 bps
Interest Payment Dates:	October 1 and April 1, commencing April 1, 2011
Reinvestment Rate:	0.15% plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid.
Net Proceeds to Issuer (before expenses):	$892,611,000
Capitalization Table Items as of	Cash, cash equivalents and marketable securities: 16,004
June 30, 2010 (as adjusted) (in	Senior notes offered hereby: 1,492
millions):	Total debt: 13,224
Total capitalization: 36,394
Trade Date:	September 13, 2010
Settlement Date:	September 16, 2010 (T+3)
CUSIP:	031162 BD1
ISIN:	US031162BD11
Denominations:	$2,000 x $1,000
Ratings:	Moody’s: A3
S&P: A+
Fitch: A
Underwriters:	Joint Book-Running Managers:
Citigroup Global Markets Inc.
Goldman, Sachs & Co.

Morgan Stanley & Co. Incorporated
Senior Co-Managers:
Banc of America Securities LLC
Mitsubishi UFJ Securities
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
UBS Securities LLC
Co-Managers:
Daiwa Capital Markets America Inc.
RBS Securities Inc.

Amgen Inc. has filed a registration statement (including a prospectus dated as of April 17, 2008) and a prospectus supplement dated as of September 13, 2010 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Amgen Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or term sheet for complete details. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Citigroup Global Markets Inc. by calling 1-877-858-5407, Goldman, Sachs & Co. by calling 866-471-2526 or Morgan Stanley & Co. Incorporated by calling 866-718-1649.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.